UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(G), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(f)
                               (Amendment No. 3)*

                                   ACCOM, INC.
                                   -----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    004334108
                                    ---------
                                 (CUSIP Number)


                                February 12, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

        [ ]  Rule13d-1(b)

        [X]  Rule13d-1(c)

        [ ]  Rule13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 004334108                                       13G/A                                       Page 2 of 9 Pages

    ---------- ----------------------------------------------------------------------------------------------------------
    1.         NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
               The Sheikh Revocable Trust Under Agreement Dated June 4, 1986 (the "Sheikh Revocable Trust")
    ---------- ----------------------------------------------------------------------------------------------------------
    2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                                (a)  [ ]
                                                                                                 (b)  [X]
    ---------- ----------------------------------------------------------------------------------------------------------
    3.         SEC USE ONLY

    ---------- ----------------------------------------------------------------------------------------------------------
    4.         CITIZENSHIP OR PLACE OF ORGANIZATION:
               California, U.S.A.
    ---------- ----------------------------------------------------------------------------------------------------------
                                      5.       SOLE VOTING POWER:
                NUMBER OF                      912,674   shares of  which  Julie  I.  Sheikh  and  Junaid  Sheikh are the
                 SHARES                        Trustees  and may be  deemed have shared voting power to vote.
              BENEFICIALLY            -------- --------------------------------------------------------------------------
             OWNED BY EACH            6.       SHARED VOTING POWER:
               REPORTING                       See response to Row 5
              PERSON WITH             -------- --------------------------------------------------------------------------
                                      7.       SOLE DISPOSITIVE POWER:
                                               912,674 shares of which Julie I. Sheikh and Junaid Sheikh are the Trustees and may be deemed to have shared dispositive power
                                      -------- --------------------------------------------------------------------------
                                      8.       SHARED DISPOSITIVE POWER:
                                               See response to Row 7
    ---------- ----------------------------------------------------------------------------------------------------------
    9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON: 912,674
    ---------- ----------------------------------------------------------------------------------------------------------
    10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES**                                        [ ]
    ---------- ----------------------------------------------------------------------------------------------------------

    11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               9.0%
    ---------- ----------------------------------------------------------------------------------------------------------

    12.        TYPE OF REPORTING PERSON:**
               OO
    ---------- ----------------------------------------------------------------------------------------------------------

**SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 004334108                                       13G/A                                       Page 3 of 9 Pages

    ---------- ----------------------------------------------------------------------------------------------------------
    1.         NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
               Julie I. Sheikh
    ---------- ----------------------------------------------------------------------------------------------------------
    2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                                (a)  [ ]
                                                                                                 (b)  [X]
    ---------- ----------------------------------------------------------------------------------------------------------
    3.         SEC USE ONLY

    ---------- ----------------------------------------------------------------------------------------------------------
    4.         CITIZENSHIP OR PLACE OF ORGANIZATION:
               U.S.A.
    ---------- ----------------------------------------------------------------------------------------------------------
                 NUMBER OF            5.       SOLE VOTING POWER:
                  SHARES                       0 Shares
               BENEFICIALLY           -------- --------------------------------------------------------------------------
              OWNED BY EACH           6.       SHARED  VOTING  POWER:
                REPORTING                      912,674 shares held directly by  the Sheikh Revocable Trust of which Julie
               PERSON WITH                     I.  Sheikh is one  of the sole  trustees  and may be deemed to have shared power to vote.
                                      -------- --------------------------------------------------------------------------
                                      7.       SOLE DISPOSITIVE POWER:
                                               0 Shares
                                      -------- --------------------------------------------------------------------------
                                      8.       SHARED  DISPOSITIVE  POWER:
                                               912,674 shares held directly by the Sheikh  Revocable Trust of which Julie
                                               I.  Sheikh is one of the sole  trustees  and may be deemed to have  shared dispositive power.
    ---------- ----------------------------------------------------------------------------------------------------------
    9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON: 912,674
    ---------- ----------------------------------------------------------------------------------------------------------
    10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES**                                        [ ]
    ---------- ----------------------------------------------------------------------------------------------------------
    12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               9.0%
    ---------- ----------------------------------------------------------------------------------------------------------
    13.        TYPE OF REPORTING PERSON:**
               IN
    ---------- ----------------------------------------------------------------------------------------------------------

**SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 004334108                                       13G/A                                       Page 4 of 9 Pages

    ---------- ----------------------------------------------------------------------------------------------------------
    1.         NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
               Junaid Sheikh
    ---------- ----------------------------------------------------------------------------------------------------------
    2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                                 (a) [ ]
                                                                                                  (b) [X]
    ---------- -----------------------------------------------------------------------------------------------------------
    3.         SEC USE ONLY

    ---------- -----------------------------------------------------------------------------------------------------------
    4.         CITIZENSHIP OR PLACE OF ORGANIZATION:
               U.S.A.
    ---------- -----------------------------------------------------------------------------------------------------------
                 NUMBER OF       5.     SOLE VOTING POWER:
                  SHARES                94,369  shares are issuable upon the exercise of options which are fully vested or
               BENEFICIALLY             will  vest within  60 days of  this filing.  Another  302,917  shares  may  become
              OWNED BY EACH             issuable upon  the exercise of options which are currently not vested and will not
                REPORTING               vest within 60 days of this filing.
               PERSON WITH       ----- -----------------------------------------------------------------------------------
                                 6.     SHARED VOTING  POWER:
                                        912,674 shares held directly by the Sheikh  Revocable Trust of which Junaid Sheikh is one of the trustees and may be deemed to have shared power to vote.
                                 ----- -----------------------------------------------------------------------------------
                                 7.     SOLE  DISPOSITIVE  POWER:
                                        94,369  shares are issuable upon the exercise of options which are fully vested or will  vest  within 60 days of this  filing.  Another  302,917  shares  may  become issuable  upon the exercise of options which are currently not vested and will not vest within 60 days of this filing.
                                 ----- -----------------------------------------------------------------------------------
                                 8.     SHARED DISPOSITIVE POWER:
                                        912,674 shares held directly by the Sheikh  Revocable Trust of which Junaid Sheikh is one of the trustees and may be deemed to have shared dispositive power.
    ---------- -----------------------------------------------------------------------------------------------------------
    9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON: 1,007,043
    ---------- -----------------------------------------------------------------------------------------------------------
    10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES**                                        [ ]
    ---------- -----------------------------------------------------------------------------------------------------------
    12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               9.9%
    ---------- -----------------------------------------------------------------------------------------------------------
    13.        TYPE OF REPORTING PERSON:**
               IN
    ---------- -----------------------------------------------------------------------------------------------------------

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004334108                   13G/A                    Page 5 of 9 Pages

ITEM 1(a). Name of Issuer:

                  Accom, Inc. (the "Issuer")

ITEM 1(b). Address of Issuer's Principal Executive Offices:

                  1490 O'Brien Drive
                  Menlo Park, California 94025

ITEM 2(a). Name of Person Filing:

                  This statement is filed by the Sheikh Revocable Trust under Agreement dated June 4, 1986, Julie I. Sheikh and Junaid Sheikh. In this statement, the persons filings are collectively referred to as the "Reporting Persons" or individually as the "Reporting Person."

ITEM 2(b). Address of Principal Business Office or, if none, Residence:

                  c/o Accom, Inc.
                  1490 O'Brien Drive
                  Menlo Park, California 94025

ITEM 2(c). Citizenship:

                  See Row 4 of cover page for each Reporting Person.

ITEM 2(d). Title of Class of Securities:

                  Common Stock

ITEM 2(e). CUSIP Number:

                  004334108

ITEM 3.    If this statement is filed pursuant to Rule 13d-1(c), check this box.
           [X]

ITEM 4.    Ownership.

           (a) Amount Beneficially Owned:

                  See Row 9 of cover page for each Reporting Person.

CUSIP No. 004334108                   13G/A                    Page 6 of 9 Pages

           (b) Percent of Class:

                  See Row 11 of cover page for each Reporting Person.

           (c) Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote

                  See Row 5 of cover page for each Reporting Person.

           (ii) Shared power to vote or to direct the vote

                  See Row 6 of cover page for each Reporting Person.

           (iii) Sole power to dispose or to direct the disposition of

                  See Row 7 of cover page for each Reporting Person.

           (iv) Shared power to dispose or to direct the disposition of

                  See Row 8 of cover page for each Reporting Person.

ITEM 5. Ownership of Five Percent or Less of a Class

                  Not Applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable.

ITEM 8. Identification and Classification of Members of the Group.

                  The Reporting Persons may be deemed a "group" for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this statement is filed constitutes a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

CUSIP No. 004334108                   13G/A                    Page 7 of 9 Pages

ITEM 9.    Notice of Dissolution of Group.

                  Not Applicable.

ITEM 10.   Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 004334108                   13G/A                    Page 8 of 9 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                                             The Sheikh Revocable Trust
                                             Under Agreement Dated June 4, 1986

                                             By:      /s/ JUNAID SHEIKH
                                                --------------------------------
                                                    Junaid Sheikh, Trustee


                                                      /s/ JULIE I. SHEIKH
                                                --------------------------------
                                                        Julie I. Sheikh


                                                      /s/ JUNAID SHEIKH
                                                --------------------------------
                                                         Junaid Sheikh

CUSIP No. 004334108                   13G/A                    Page 9 of 9 Pages

                                    Exhibit 1

                              AGREEMENT RELATING TO
                          JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Accom, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:            February 12, 1999


                                             The Sheikh Revocable Trust
                                             Under Agreement Dated June 4, 1986

                                             By:      /s/ JUNAID SHEIKH
                                                --------------------------------
                                                    Junaid Sheikh, Trustee


                                                      /s/ JULIE I. SHEIKH
                                                --------------------------------
                                                        Julie I. Sheikh


                                                      /s/ JUNAID SHEIKH
                                                --------------------------------
                                                         Junaid Sheikh